UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. __)*

TELA Bio, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872381108

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872381108	13G	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS Signet Healthcare Partners QP Partnership III, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 511,295 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 511,295 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 511,295 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.48%
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Consists of (i) 505,281 shares of common stock and (ii) 6,014 shares of common stock issuable upon the exercise of warrants.

CUSIP No. 872381108	13G	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS Signet Healthcare Partners Accredited Partnership III, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 107,314 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 107,314 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,314 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.98%
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Consists of (i) 106,052 shares of common stock and (ii) 1,262 shares of common stock issuable upon the exercise of warrants.

CUSIP No. 872381108	13G	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS Signet Healthcare Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 618,609
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 618,609
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 618,609
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.42%
12.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 872381108	13G	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS Signet Healthcare GP III, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 618,609
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 618,609
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 618,609
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.42%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 872381108	13G	Page 6 of 11 Pages

1.	NAMES OF REPORTING PERSONS Signet Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 618,609
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 618,609
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 618,609
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.42%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 872381108	13G	Page 7 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James C. Gale
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 618,609
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 618,609
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 618,609
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.42%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 872381108	13G	Page 8 of 11 Pages

Item 1(a). Name of Issuer:

The name of the issuer is TELA Bio, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 1 Great Valley Parkway, Suite 24, Malvern, Pennsylvania 19355.

Item 2(a). Names of Persons Filing:

This Schedule 13G is being filed jointly by Signet Healthcare Partners Accredited Partnership IIi, LP, a Delaware limited partnership (“AI Fund”), Signet Healthcare Partners QP Partnership IIi, LP, a Delaware limited partnership (the “QP Fund”), Signet Healthcare Management, LLC, a Delaware limited liability company (the “Investment Manager”), Signet Healthcare GP III, L.P., a Delaware limited partnership (“Fund GP”), Signet Holdings, LLC, a Delaware limited liability company (“Signet General Partner”) and James C. Gale, an individual (the “Manager”, and together with the AI Fund, the QP Fund, the Investment Manager, the Fund GP and the Signet General Partner, the “Reporting Persons”).

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 152 West 57th Street, 59th Floor, New York, New York 10019.

Item 2(c). Citizenship:

Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d). Title of Class of Securities:

Common stock, par value $0.001 per share (the “Common Stock”)

Item 2(e). CUSIP Number:

872381108

Item 3.  If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4. Ownership.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.  The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 11,405,543 shares of Common Stock outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q with the SEC on December 18, 2019 and assumes the exercise in full of the Company’s warrants to purchase shares of Common Stock held by the AI Fund and QP Fund.

CUSIP No. 872381108	13G	Page 9 of 11 Pages

The AI Fund and the QP Fund are the direct beneficial owners of the securities covered by this statement. The Investment Manager is the investment manager of, and may be deemed to indirectly beneficially own securities owned by, the AI Fund and the QP Fund. The Fund GP is the general partner of, and may be deemed to indirectly beneficially own securities owned by, the AI Fund and the QP Fund. The Signet General Partner is the general partner of, and may be deemed to indirectly beneficially own, securities beneficially owned by the Fund GP. The Manager, as managing member and chief investment officer, may be deemed to indirectly beneficially own securities beneficially owned by, the Investment Manager and the Signet General Partner. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement. Each of Investment Manager, Fund GP, Signet General Partner, and the Manager disclaim any beneficial ownership of the reported securities owned by either AI Fund and/or GP Fund except to the extent of its pecuniary interest therein.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof any of the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 872381108	13G	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13G is true, complete and correct.

Dated: July 15, 2020

Signet Healthcare Partners Accredited Partnership III, LP

By: Signet Healthcare GP III, LP, its general partner

By: Signet Holdings, LLC, its general partner

By:	/s/ James C. Gale
	Name:	James C. Gale
	Title:	Chief Investment Officer

Signet Healthcare Partners QP Partnership III, LP

By: Signet Healthcare GP III, LP, its general partner

By: Signet Holdings, LLC, its general partner

By:	/s/ James C. Gale
	Name:	James C. Gale
	Title:	Chief Investment Officer

Signet Healthcare GP III, LP

By: Signet Holdings, LLC, its general partner

By:	/s/ James C. Gale
	Name:	James C. Gale
	Title:	Chief Investment Officer

Signet Healthcare Management, LLC

By:	/s/ James C. Gale
	Name:	James C. Gale
	Title:	Chief Investment Officer

Signet Holdings, LLC

By:	/s/ James C. Gale
	Name:	James C. Gale
	Title:	Chief Investment Officer

/s/ James C. Gale
James C. Gale

CUSIP No. 872381108	13G	Page 11 of 11 Pages

Exhibit 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Dated: July 15, 2020

Signet Healthcare Partners Accredited Partnership III, LP

By: Signet Healthcare GP III, LP, its general partner

By: Signet Holdings, LLC, its general partner

By:	/s/ James C. Gale
	Name:	James C. Gale
	Title:	Chief Investment Officer

Signet Healthcare Partners QP Partnership III, LP

By: Signet Healthcare GP III, LP, its general partner

By: Signet Holdings, LLC, its general partner

By:	/s/ James C. Gale
	Name:	James C. Gale
	Title:	Chief Investment Officer

Signet Healthcare GP III, LP

By: Signet Holdings, LLC, its general partner

By:	/s/ James C. Gale
	Name:	James C. Gale
	Title:	Chief Investment Officer

Signet Healthcare Management, LLC

By:	/s/ James C. Gale
	Name:	James C. Gale
	Title:	Chief Investment Officer

Signet Holdings, LLC

By:	/s/ James C. Gale
	Name:	James C. Gale
	Title:	Chief Investment Officer

/s/ James C. Gale
James C. Gale

-11-